BHA SELECT NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	23,070
Accounts receivable		280,199
Accounts receivable with related contract liabilities		218,801
Deposits and prepaid expenses		3,462
Total Assets	$	525,532

LIABILITIES AND MEMBER EQUITY

Accounts payable and accrued expenses	$	222,792
Total Liabilities		222,792
Member equity		302,740
Total Liabilities and Member Equity	$	525,532